_______________________________________________________________


                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           _______________

                              FORM 11-K

                            ANNUAL REPORT


                  Pursuant to Section 15(d) of the
                  Securities Exchange Act of 1934


(Mark One)

{X}  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
     December 31, 1998


                                 OR

{  }  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 333-21011

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
          CENTERIOR ENERGY CORPORATION EMPLOYEE SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           FIRSTENERGY CORP.
                         76 SOUTH MAIN STREET
                            AKRON, OH  4430









                        FINANCIAL STATEMENTS






                               OF THE






        CENTERIOR ENERGY CORPORATION EMPLOYEE SAVINGS PLAN






            FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998


                   Centerior Energy Corporation
                      Employee Savings Plan
                              Index




Report of Independent Public Accountants                             2

Financial Statements:

  Statement of Net Assets Available for Plan Benefits as of
    December 31, 1998                                                3

  Statement of Net Assets Available for Plan Benefits as of
    December 31, 1997                                                4

  Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 1998                             5

Notes to Financial Statements                                        6

Supplemental Schedules:

         Schedule I - Item 27A - Schedule of Assets Held for
            Investment Purposes as of December 31, 1998             13

         Schedule II - Item 27D - Schedule of Reportable
            Transactions for the Year Ended December 31, 1998       14

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

To The Plan Administrator of the Centerior Energy Corporation Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Centerior Energy Corporation Employee Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

As further discussed in Note 1 of the accompanying financial statements, during 1998, the Plan was merged into the FirstEnergy Corp. Savings Plan. In accordance with generally accepted accounting principles and as discussed in Note 2 to the accompanying financial statements, the Plan changed its basis of accounting, from the ongoing plan basis used in presenting the 1997 financial statements to the liquidation basis used in presenting the 1998 financial statements.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                        ARTHUR ANDERSEN LLP


Cleveland, Ohio
June 14, 1999

                                              CENTERIOR ENERGY CORPORATION
                                                  EMPLOYEE SAVINGS PLAN
                                     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    As of December 31, 1998
                                              Participant-Directed Investments
                      -------------------------------------------------------------------------------------------
                      FirstEnergy                Fixed                  Global              Aggressive
                        Stock        Equity     Income     Balanced     Equity     Growth    Growth
ASSETS                   Fund         Fund       Fund        Fund        Fund       Fund      Fund       Loans     Total
------                ----------- ---------- ----------- ---------- ------------ ---------- ---------- ---------- -----------
Assets to be trans-
 ferred to First-
 Energy Corp. Savings
 Plan, at market
 value:
  FirstEnergy -
   common stock       $18,716,854 $         0 $         0 $        0 $         0 $        0 $        0 $        0 $18,716,854
  Equity Fund -
   diversified
   common stock
   fund                         0  36,441,327           0          0           0          0          0          0  36,441,327
  Investments in
   mutual funds                 0           0           0  5,680,657  11,021,330  4,094,267  2,118,967          0  22,915,221
  Loans receivable
   from participants            0           0           0          0           0          0          0  1,909,764   1,909,764

Assets to be trans-
 ferred to First-
 Energy Corp. Savings
 Plan, at contract
 value:
  Funds invested
   with insurance
   companies and
   banks                        0           0  18,773,150          0           0          0          0          0  18,773,150
                      ----------- ----------- ----------- ---------- ----------- ---------- ---------- ---------- -----------
Total investments      18,716,854  36,441,327  18,773,150  5,680,657  11,021,330  4,094,267  2,118,967  1,909,764  98,756,316
                      ----------- ----------- ----------- ---------- ----------- ---------- ---------- ---------- -----------
Receivables:
  Investment income
   and other
   receivables                598           0           0          0           0          0          0          0         598
                      ----------- ----------- ----------- ---------- ----------- ---------- ---------- ---------- -----------
Total receivables             598           0           0          0           0          0          0          0         598
                      ----------- ----------- ----------- ---------- ----------- ---------- ---------- ---------- -----------
Cash and temporary
 cash investments         574,795           0           3          0           0          0          0          0     574,798
                      ----------- ----------- ----------- ---------- ----------- ---------- ---------- ---------- -----------
Total assets           19,292,247  36,441,327  18,773,153  5,680,657  11,021,330  4,094,267  2,118,967  1,909,764  99,331,712
                      ----------- ----------- ----------- ---------- ----------- ---------- ---------- ---------- -----------
LIABILITIES
-----------
Transfers Payable
 to FirstEnergy        18,792,247  36,441,327  18,773,153  5,680,657  11,021,330  4,094,267  2,118,967  1,909,764  98,831,712
 Corp. Savings Plan

Liabilities for
 investment
 purchases and other      500,000           0           0          0           0          0          0          0     500,000
                      ----------- ----------- ----------- ---------- ----------- ---------- ---------- ---------- -----------
Total liabilities      19,292,247  36,441,327  18,773,153  5,680,657  11,021,330  4,094,267  2,118,967  1,909,764  99,331,712
                      ----------- ----------- ----------- ---------- ----------- ---------- ---------- ---------- -----------
Net assets available
 for Plan benefits    $         0 $         0 $         0 $        0 $         0 $        0 $        0 $        0 $         0
                      =========== =========== =========== ========== =========== ========== ========== ========== ===========


The accompanying notes are an integral part of this statement.

                                         - 3 -

                                              CENTERIOR ENERGY CORPORATION
                                                  EMPLOYEE SAVINGS PLAN
                                     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    As of December 31, 1997
                                              Participant-Directed Investments
                      ------------------------------------------------------------------------------------------------
                      FirstEnergy                 Fixed                   Global               Aggressive
                        Stock        Equity      Income      Balanced     Equity      Growth     Growth
ASSETS                   Fund         Fund        Fund         Fund        Fund        Fund       Fund        Loans      Total
------                ----------- -----------  -----------  ----------  ------------ ----------  ---------  ---------- -----------
Investments, at
 market value:
  FirstEnergy -
  common stock        $53,021,135 $          0 $         0 $         0 $         0 $         0 $        0 $        0 $ 53,021,135
  Equity Fund -
   diversified
   common stock fund            0   98,391,202           0           0           0           0          0          0   98,391,202
  Investments in
   mutual funds                 0            0           0  20,856,058  34,899,154  10,945,161  9,274,346          0   75,974,719
  Loans receivable
   from participants            0            0           0           0           0           0          0  5,482,804    5,482,804

Investments , at
 contract value:
  Funds invested
  with insurance
   companies and
   banks                        0            0  78,435,754           0           0           0          0          0   78,435,754
                      ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Total investments      53,021,135   98,391,202  78,435,754  20,856,058  34,899,154  10,945,161  9,274,346  5,482,804  311,305,614
                      ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Receivables:
  Transfers receivable          0            0     269,614           0           0           0          0          0      269,614
  Investment income
   and other
   receivables              1,748      175,055      33,584   1,098,171      41,108      99,172     42,407          0    1,491,245
                      ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Total receivables           1,748      175,055     303,198   1,098,171      41,108      99,172     42,407          0    1,760,859
                      ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Cash and temporary
 cash investments         228,464    5,103,702     260,438           0           0           0          0     16,400    5,609,004
                      ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Total assets           53,251,347  103,669,959  78,999,390  21,954,229  34,940,262  11,044,333  9,316,753  5,499,204  318,675,477
                      ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
LIABILITIES
-----------
Transfers payable               0       75,227           0      11,700      41,108      99,172     42,407          0      269,614

Liabilities for
 investment purchases
 and other                502,166      178,555     318,485   1,086,471           0           0          0          0    2,085,677
                      ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Total liabilities         502,166      253,782     318,485   1,098,171      41,108      99,172     42,407          0    2,355,291
                      ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Net assets available
 for Plan benefits    $52,749,181 $103,416,177 $78,680,905 $20,856,058 $34,899,154 $10,945,161 $9,274,346 $5,499,204 $316,320,186
                      =========== ============ =========== =========== =========== =========== ========== ========== ============

The accompanying notes are an integral part of this statement.

                                         - 4 -

                                                   CENTERIOR ENERGY CORPORATION
                                                      EMPLOYEE SAVINGS PLAN
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                For the Year Ended December 31, 1998
                                                  Participant-Directed Investments
              FirstEnergy                  Fixed                    Global                   Aggressive
                 Stock       Equity       Income      Balanced      Equity        Growth       Growth
                  Fund        Fund         Fund         Fund         Fund          Fund         Fund        Loans      Total
              ---------- ------------- -----------  ------------  ----------- ------------- ------------ ---------- ------------
Contributions:
 Participants $  984,159 $   3,206,592 $  1,781,827 $    976,500 $  1,590,721 $     611,496 $    533,365 $         0 $  9,684,660
  Employer       390,405     1,107,127      624,178      333,791      519,230       189,303      167,738           0    3,331,772
  Rollover           518            83      311,265        3,107        2,589           518           83           0      318,163

Investment
 Income:
  Dividends     1,783,881    1,235,486            0      971,425      990,580       192,771            0           0    5,174,143
  Interest         10,042       14,729      159,562          219        1,886             0          170     330,775      517,383

Net realized
 gain and
 unrealized
 appreciation
 in market
 value of
investments     4,121,718   21,326,319    2,763,123      483,096    6,159,808     2,550,801      810,988           0   38,215,853

Transfers (to)/
 from other
  Funds, net   (4,736,089)     990,606    7,849,362      849,619   (4,689,743)      398,263     (662,018)          0            0

Transfers to
FirstEnergy
Corp. Savings
 Plan         (51,499,871)(121,018,839) (81,235,144) (22,570,643) (36,612,425)  (13,733,598)  (9,559,149) (5,677,571) (341,907,240)

Administrative
 expenses         (18,501)    (434,126)    (113,745)           0            0             0            0           0      (566,372)

Loan activity:
  Borrowings     (374,451)    (617,099)    (512,879)    (152,347)    (197,954)      (55,852)     (58,184)  1,968,766             0
  Repayment of
   borrowings           0            0    1,686,646            0            0             0            0  (1,686,646)            0
  Interest
   payments             0            0      330,775            0            0             0            0    (330,775)            0
              -----------  -----------  -----------  -----------  -----------  ------------  -----------  ---------  -------------
              (49,338,189) (94,189,122) (66,355,030) (19,105,233) (32,235,308)   (9,846,298)  (8,767,007) (5,395,451) (285,231,638)
Less - Amounts
 withdrawn by
 participants   3,410,992    9,227,055   12,325,875    1,750,825    2,663,846     1,098,863      507,339     103,753    31,088,548
              ----------- ------------ ------------ ------------ ------------ ------------- ------------ ----------- -------------
Net decrease  (52,749,181)(103,416,177) (78,680,905) (20,856,058) (34,899,154)  (10,945,161)  (9,274,346) (5,499,204) (316,320,186)

Net assets
 available for
  Plan benefits:
  Beginning
   of year     52,749,181  103,416,177   78,680,905   20,856,058   34,899,154    10,945,161    9,274,346   5,499,204   316,320,186
              ----------- ------------ ------------ ------------ ------------ ------------- ------------ ----------- -------------
  End of year $         0 $          0 $          0 $          0 $          0 $           0 $          0 $         0 $           0
              =========== ============ ============ ============ ============ ============= ============ =========== =============


The accompanying notes are an integral part of this statement.


                   CENTERIOR ENERGY CORPORATION
                       EMPLOYEE SAVINGS PLAN
                        NOTES TO FINANCIAL
                            STATEMENTS


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN
----------------------------------------

The Centerior Energy Corporation (Centerior) Employee Savings Plan (Plan) was approved by the Centerior Board of Directors in 1986 and went into effect as of January 1, 1987. The purpose of the Plan is to afford eligible employees an opportunity to make systematic savings through payroll deductions, to invest such savings in a manner which will assist them in meeting their savings and investment needs and to facilitate their becoming share owners of their employer. Participation in the Plan is voluntary.

An eligible employee is any part-time, temporary, full-time probationary or full-time regular employee of Centerior, Centerior Service Company (CSC), The Cleveland Electric Illuminating Company (CEI), The Toledo Edison Company (TE) or any other Centerior affiliate that adopts the Plan according to its terms, that is at least age 18. On November 8, 1997, Centerior and Ohio Edison Company merged to create FirstEnergy Corp. (Merger). Effective with the Merger, CEI and TE became electric utility operating subsidiaries of FirstEnergy Corp. (FirstEnergy) and Centerior ceased to exist. Pursuant to the terms of the Merger agreement, each outstanding share of Centerior common stock (including certain shares held by the Plan) was converted into .525 of a share of FirstEnergy common stock on the Merger date.

During 1998, the Plan was merged into the FirstEnergy Corp. Savings Plan (FirstEnergy Plan). Upon transfer of the assets of the Plan to the FirstEnergy Plan, participants became eligible for participation in the FirstEnergy Plan. Until that time, participants continued participation in the Plan. Upon the effective date of the final transfer of the assets of the Plan to the FirstEnergy Plan, the Plan was terminated.

The assets of the Plan are held in a trust (Trust), which was established by agreement among Centerior, CSC, and Key Trust Company, N.A. (Key), Cleveland, Ohio. Key had been selected by Centerior and maintained by FirstEnergy to serve as trustee (Trustee) of the Trust. On July 1, 1998, effective as of June 30, 1998, the assets of the Plan that related to non-union participants and non-active participants were transferred to the FirstEnergy Plan and related trust. On January 2, 1999, effective as of December 31, 1998, the remaining assets of the Plan, which related to the union participants of the Plan, were transferred to the FirstEnergy Plan and related trust. As the final asset transfer was effective as of December 31, 1998, any assets remaining in the Trust on that date are shown as a payable to the FirstEnergy Corp. Savings Plan in the accompanying Statement of Net Assets Available for Plan Benefits as of December 31, 1998, and are included in transfers to the FirstEnergy Corp. Savings Plan in the accompanying Statement of Changes in Net Assets Available for Plan Benefits.

The Plan is subject to the reporting, disclosure, participation, vesting and fiduciary responsibility provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA), but is not subject to the funding provisions of Title I and the plan termination insurance provisions of Title IV of ERISA.

All Plan activity, including fund account balances, transfers and withdrawals, is updated each business day by the Trustee.
Participants can get up-to-date reports on their accounts via the telephone information access system of the Trustee. All participants share in the investment management costs and certain administrative costs of the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan are prepared on the accrual basis of accounting. Due to the Plan being merged into the FirstEnergy Plan in 1998 (and effectively terminated upon completion of the merger), the Plan changed its basis of accounting, from the ongoing plan basis used in presenting the 1997 financial statements to the liquidation basis used in presenting the 1998 financial statements. This change did not have a significant impact on the accompanying financial statements.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments
------------------------

The FirstEnergy Stock Fund is valued at the average of the high and low sales prices of the common stock as reported on Network A of The Consolidated Transaction reporting system and as listed by The Wall Street Journal on the last business day of the year.
-----------------------

The Equity Fund invests in a diversified common stock fund and a money market fund managed by National City Bank, Cleveland, Ohio.
The fund is valued at market prices on the last business day of the year.

Fixed Income Fund investments in 1998 and 1997 consisted of interest-bearing contracts with insurance companies and investments in Key's EB MaGIC Fund and Fifth Third Bank's Guaranteed Insurance Contract fund (5/3 Bank's GIC Fund). The EB MaGIC Fund and 5/3 Bank's GIC Fund are collective funds which invest primarily in insurance and other investment contracts. These investments are fully benefit-responsive and stated at contract value, which equals principal plus accrued interest. Contract value approximated market value at December 31, 1998 and 1997.

The Balanced, Global Equity, Growth and Aggressive Growth Funds are invested in diversified mutual funds, the Dodge & Cox Balanced Fund, the American Funds' New Perspective Fund, the Van Kampen American Capital Emerging Growth Fund, and the Stein Roe Capital Opportunities Fund, respectively. These investments are valued at market prices on the last business day of the year.

Investment Gains, Appreciation and Income
-----------------------------------------

The net realized gain (loss) and unrealized appreciation (depreciation) amounts shown in the accompanying Statement of Changes in Net Assets Available for Plan Benefits were calculated using the current value methodology for costing investments. Current value represents the market value of investments held at the beginning of the year plus the purchase price for investments acquired during the current year.

The realized gains and losses on the distribution or sale of shares in the FirstEnergy Stock, Equity, Balanced, Global Equity, Growth and Aggressive Growth Funds represent the differences between the market value of the shares on the dates of distribution or sale and the cost of the shares using the current value methodology described above. The net realized gain or loss on the sales of securities in the FirstEnergy Stock Fund is included in the amounts withdrawn or transferred by participants which caused the sale. The net realized gain or loss on the sales of underlying investment securities in the Equity, Balanced, Global Equity, Growth and Aggressive Growth Funds will contribute to the annual increase (decrease) in the respective Fund's net assets available for Plan benefits.

The Plan provides that the market value of all investments shall be determined at the market close each business day by the Trustee. Unrealized appreciation or depreciation, equal to the difference between the cost and the daily market value of the investments, is recognized in determining the value of each fund.

Dividend income within the FirstEnergy Stock Fund and the Equity
Fund is recorded on the ex-dividend dates. Income from all other investments is recorded as earned.

Expenses of the Plan
--------------------

Expenses of the Plan incurred by the Trustee to buy and sell securities are included as a cost of those securities. Fund earnings for the Balanced, Global Equity, Growth and Aggressive Growth Funds are net of the charges assessed for mutual fund investment management fees. All participants share in the investment management costs and certain administrative costs of the Plan.

The annual investment management and administrative fees assessed on total assets under management at the end of the last two years were as follows:


                                         December 31,
                                    ------------------------
                                     1998              1997
                                    ------            ------
         FirstEnergy Stock Fund      0.10%             0.10%
         Equity Fund                 0.60              0.60
         Fixed Income Fund           0.25              0.25
         Balanced Fund               0.54              0.55
         Global Equity Fund          0.77              0.79
         Growth Fund                 1.00              1.05
         Aggressive Growth Fund      1.20              1.17


NOTE 3 - CONTRIBUTIONS
----------------------

The Plan consists of three parts (Parts) - the After Tax Part, the Before Tax Part and the Rollover Part. The maximum participant contribution into both the After Tax Part and the Before Tax Part is 16% of pay: up to 6% as a Basic Contribution and up to 10% as a Supplemental Contribution. The minimum contribution is 1% of pay. Pay includes only straight-time hourly wages or salary paid for regularly scheduled straight-time hours. A participant may allocate contributions in increments of 1% into the FirstEnergy Stock, Equity, Fixed Income, Balanced, Global Equity, Growth and Aggressive Growth Funds which total 100% or may allocate all contributions into any one Fund.

Participants make a single election for investment mix for their contributions into both the After Tax and Before Tax Parts. Participants may change their contribution percentages as often as once a month and may change their investment mix, transfer between funds or withdraw as often as once every 30 calendar days. A participant's withdrawal of post-December 31, 1986 After Tax contributions is penalized by requiring a six-month waiting period for future participant contributions to the After Tax Part of the Plan, except in certain cases of hardship and during certain open enrollment periods.

The After Tax Part receives participant contributions after they are taxed as pay. The Before Tax Part receives contributions before they are taxed as pay, as participants may instruct their employer to deposit their contributions into the Trust in exchange for the election to have their pay reduced by the same amount. Participant contributions of pay under the Plan as Before Tax contributions reduce a participant's taxable income for federal and Ohio income tax purposes in the year of contribution. Participant contributions into both the After Tax Part and the Before Tax Part are subject to certain Internal Revenue Service
(IRS) limitations.

The employer of each participant contributes an amount equal to 50% of the participant's eligible Basic Contributions, which is allocated on the same percentage basis and to the same Funds as the participant's Basic Contributions. All employer matching contributions are deposited solely into the Before Tax Part of the Plan and vest immediately.

Employees retiring on or after July 1, 1993 are allowed to directly transfer or rollover all or any part of their qualified lump sum pension benefit from their respective Part of the Plan into the Rollover Part of the Plan. The rollover may be invested in the same investment Funds of the Plan, but the accounts are segregated from existing After Tax Part and Before Tax Part accounts. The minimum rollover required is $3,500.

Participants, including those who have terminated employment but maintained account balances, may transfer any or all of their contributions and the earnings thereon and employer matching contributions and the earnings thereon among the various Funds. Any integral increment of 1% may be transferred.

A participant's interests from a plan of a previous employer that is qualified under Internal Revenue Code (IRC) Section 401(k) may be transferred into the Plan.

NOTE 4 - INVESTMENTS
--------------------

Effective with the Merger, contributions into the FirstEnergy Stock Fund and the earnings thereon are invested by the Trustee in FirstEnergy common stock. At the direction of FirstEnergy, the common stock is either purchased in the open market at prevailing prices or purchased from FirstEnergy at the market value on the date of the purchase. Prior to the Merger, contributions into the Centerior Stock Fund and the earnings thereon were invested by the Trustee in Centerior common stock, which was purchased at the direction of Centerior either in the open market or from Centerior.

Contributions into the Equity Fund and the earnings thereon are deposited by the Trustee in a diversified common stock fund.
These deposits are then invested by National City Bank primarily in the common stocks of a large number of publicly owned companies, excluding FirstEnergy.

Contributions into the Fixed Income Fund and the earnings thereon are invested by the Trustee in Key's EB MaGIC Fund and in 5/3 Bank's GIC Fund in 1998 and 1997, and in interest-bearing contracts with insurance companies prior to July 1997. Group fixed-term contracts with insurance companies earned interest at an annual rate of 7% in 1997. The earned interest rates for the EB MaGIC Fund and 5/3 Bank's GIC Fund vary as each fund's various investment contracts with insurance companies expire and new ones are added. The EB MaGIC Fund's average annual earned interest rate for the years ended December 31, 1998 and 1997 was 6.48% and 6.53%, respectively. The average annual earned interest rate for 5/3 Bank's GIC Fund at December 31, 1998 and 1997 was 6.21% and 6.08%, respectively. By agreement between the parties, the investment contracts with the Life Insurance Company of Georgia having a June 1999 maturity date were prematurely ended in June 1997. The proceeds were invested in the EB MaGIC Fund.

Contributions into the Balanced Fund and the earnings thereon are deposited by the Trustee in a diversified mutual fund with the investment objectives of long-term growth of capital, reasonable income and conservation of capital. Through February 1, 1997, the Balanced Fund investment was in the Phoenix Balanced Fund. The Dodge & Cox Balanced Fund replaced the Phoenix Balanced Fund as the Balanced Fund's diversified mutual fund effective February 1, 1997.

Contributions into the Global Equity Fund and the earnings thereon are deposited by the Trustee in a diversified mutual fund with the investment objective of long-term growth of capital through world-wide investments. The Global Equity Fund investment is currently in the American Funds' New Perspective Fund.

Contributions into the Growth Fund and earnings thereon are deposited by the Trustee into the Van Kampen American Capital Emerging Growth Fund, a diversified mutual fund with the investment objective of long-term capital appreciation by investing primarily in the common stocks of small and mid-sized companies.

Contributions into the Aggressive Growth Fund and the earnings thereon are deposited by the Trustee into the Stein Roe Capital Opportunities Fund, a diversified mutual fund with the investment objective of long-term capital appreciation by investing in aggressive growth companies.

Investments that represent 5% or more of the Plan's net assets at the end of the last two years were as follows:

                                                December 31,
                                          -----------------------
                                           1998             1997
                                          ------           ------
    FirstEnergy common stock,
       -0- and 1,818,315 shares,
       respectively                      $      0     $53,021,135
    EB MaGIC Fund                               0      72,019,901
    Dodge & Cox Balanced Fund, -0-
      and 312,310 shares, respectively          0      20,856,058
    American Funds' New Perspective
      Fund, -0- and 1,801,712 shares,
      respectively                              0      34,899,154
                                         --------    ------------
               Total                     $      0    $180,796,248
                                         ========    ============

The Trustee can temporarily keep contributions deposited in any of the Funds in short-term investments or in cash to have cash available to meet participants' distribution requests or until the Trustee invests it.

NOTE  5 - WITHDRAWALS
---------------------

Subject to certain limitations under the Plan and the law, participants may elect to withdraw their contributions and employer matching contributions and any related gains and earnings on these contributions. Funds may be withdrawn in a lump sum, as a rollover to another plan or a distribution to the participant, or in installments. The participant may elect to receive installments quarterly, monthly, semi-annually or annually. For participants age 70-1/2 or older, minimum distributions must begin based on single life or joint life expectancy calculations.

Withdrawals payable to participants at the end of the last two years were as follows:

                                                December 31,
                                           --------------------
                                            1998          1997
                                           ------        ------
           FirstEnergy Stock Fund         $      0     $ 40,103
           Equity Fund                           0       60,759
           Fixed Income Fund                     0      224,619
           Balanced Fund                         0       28,534
           Global Equity Fund                    0       38,714
           Growth Fund                           0          446
                                          --------     --------
              Total                       $      0     $393,175
                                          ========     ========


NOTE 6 - LOANS TO PARTICIPANTS
------------------------------

Participants are eligible to apply for a loan to borrow from their vested available investment accounts having a balance of at least $2,000. To be eligible, participants must receive a regular paycheck from which repayments may be withheld to repay the borrowing and pay interest to their own accounts. Eligible participants may borrow up to the lesser of 50% of their vested account balances or $50,000. Loans from the Rollover Part are not permitted. A participant may elect a repayment period of one to 60 months. All loan repayments are made to the Fixed Income Fund. A fixed rate of interest applies to all loans. The interest rate is The Chase Manhattan Bank prime rate plus 1%. The interest rates on loans outstanding as of December 31, 1998 are between 8.75% and 9.5% and as of December 31, 1997 are between 9.25% and 9.5%.

NOTE 7 - TAX STATUS OF THE PLAN
-------------------------------

Centerior received a determination letter from the IRS dated November 13, 1996 to the effect that the Plan is a qualified defined contribution plan under Section 401 of the IRC and that the Plan, if operated in accordance with the Plan document, is exempt from income taxes under Section 501 thereof. The effect of such qualification and exemption is that the participating employees are not subject to federal income taxes on employer contributions or any income accruing to their accounts until distributions are made from the accounts. When a distribution is made, the excess of the amount distributed over the participating employee's own After Tax contributions is taxable income to the employee. Distributions from both the Before Tax Part and the Rollover Part are subject to federal income tax.

Since receiving the last determination letter, the Plan has been amended to include the Growth and Aggressive Growth Funds. However, the Plan's legal counsel believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500
----------------------------------------------------------------
The following is a reconciliation of net assets available for Plan benefits according to the financial statements to Form 5500:

                                              December 31,
                                         --------------------
                                           1998        1997
                                         --------    --------
  Net assets available for Plan
    benefits per the financial
    statements                          $       0  $316,320,186
  Amounts allocated to withdrawing
    participants                                0      (393,175)
                                        ---------  ------------
  Net assets available for benefits
    per Form 5500                       $       0  $315,927,011
                                        =========  ============


The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

                                              Year Ended
                                              December 31,
                                                  1998
                                              ------------
  Benefits paid to participants per the
    financial statement                       $31,088,548
  Add:  Amounts allocated to withdrawing
    participants at December 31, 1998                   0
  Less:  Amounts allocated to withdrawing
    participants at December 31, 1997             393,175
                                              -----------
                                              $30,695,373

                                              ===========


NOTE 9 - PARTY-IN-INTEREST TRANSACTIONS
---------------------------------------

There were no prohibited transactions with a party-in-interest, as defined under ERISA.

                                                     SCHEDULE I


                  CENTERIOR ENERGY CORPORATION
                      EMPLOYEE SAVINGS PLAN
   ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                    AS OF DECEMBER 31, 1998
                                 Number
                                   of     Historical     Market
       Common Stock              Shares      Cost        Value
----------------------------------------------------------------
           -                       0        $     0      $     0













The accompanying notes are an integral part of this schedule.


                                                                                                               SCHEDULE II

                                             CENTERIOR ENERGY CORPORATION
                                                EMPLOYEE SAVINGS PLAN
                                    ITEM 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1998
                                                                            Current Value
  Party Involved/        Purchase     Selling                  Cost of       of Asset on       Net Gain
  Security Name           Price        Price      Expenses      Asset      Transaction Date     or Loss
  --------------         --------     -------     --------     -------     ----------------    --------
NCB Equity Fund           $   0     $84,577,511    $   0     $38,014,841      $84,577,511    $46,562,670

American Funds' New
  Perspective Fund            0      25,591,113        0      19,215,712       25,591,113      6,375,401

KeyTrust EB MaGIC
  Fund                        0      25,000,000        0      21,616,955       25,000,000      3,383,045

Dodge & Cox Balanced
  Fund                        0      16,889,996        0      15,485,480       16,889,996      1,404,516

NCB Equity Fund
  Non-U.S. Equity             0      36,441,327        0      16,090,647       36,441,327     20,350,680







The accompanying notes are an integral part of this schedule.

                                         - 14 --

                                                                                        SCHEDULE II
                                                                                        (Continued)
                               CENTERIOR ENERGY CORPORATION
                                   EMPLOYEE SAVINGS PLAN
                    ITEM 27D PART 2 - SCHEDULE OF REPORTABLE TRANSACTIONS
                              FOR THE YEAR ENDED DECEMBER 31, 1998
                                                Disposed                             Acquired
                                  ----------------------------------     -----------------------------
                                                            Gain or
      Security Description           Sales     Proceeds       Loss         Purchases           Cost
------------------------------    ---------- ------------  -----------   -------------     -----------
Dodge & Cox Balanced Fund             109    $ 25,815,953  $ 1,760,589       115           $ 4,476,799

American Funds'
 New Perspective Fund                 125      44,808,707   10,674,467        95             3,749,745

NCB Equity Fund                       104     134,103,958   73,834,433       126             8,547,540

Key Trust EB MaGIC Fund               104      43,144,149    5,786,131       131            14,760,434

Van Kampen American Capital
 Emerging Growth Fund                  91      16,490,451    2,742,225       118             2,994,489

Capital EB Money Market Money
 Fund                                 134      10,786,809            0       102            10,883,873




The accompanying notes are integral part of this schedule.

                                         - 15 -

                 Consent of Independent Public Accountants



As independent public accountants, we hereby consent to the incorporation of our report on the financial statements of the Centerior Energy Corporation Employee Savings Plan dated June 14, 1999, included in this Form 11-K into FirstEnergy Corp.'s filed Registration Statement File No. 333-48651.



                                ARTHUR ANDERSEN LLP

Cleveland, Ohio
June 29, 1999

                                 SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee and the administrator of the Centerior Energy Corporation Employee Savings Plan, has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 CENTERIOR ENERGY CORPORATION
                                 EMPLOYEE SAVINGS PLAN


June 29, 1999
-------------
Date
                                 By: /s/ James A. Bowers
                                 -----------------------
                                     James A. Bowers
                                     Chairman
                                     Savings Plan Committee

                                         June 29, 1999





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


        Re:  Centerior Energy Corporation Employee Savings Plan


Gentlemen:

     We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1934, as amended, an annual report on Form 11-K of the Centerior Energy
Corporation Employee Savings Plan.

     Please address any comments regarding the above to the undersigned at 76 S. Main Street, Akron, OH 44308 (330) 384-5504.

                                   Very truly yours,

                                   FIRSTENERGY CORP.

                                   By: /s/ N. C. Ashcom
                                       -------------------
                                       N. C. Ashcom
                                       Corporate Secretary